UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)

DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2008 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Packeteer, Inc., (the “Company”), a Delaware corporation, relating to a cash tender offer (the “Offer”) to purchase all of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price of $7.10 per Share net to sellers in cash, without interest and subject to any required withholding taxes, made by Cooper Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Blue Coat Systems, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, filed with the SEC on May 1, 2008 (as amended or supplemented from time to time, the “Schedule TO”). The terms and conditions of the Offer are set forth in the Agreement and Plan of Merger, dated as of April 20, 2008 (“Merger Agreement”), Purchaser’s offer to purchase, dated May 1, 2008 (as amended or supplemented from time to time), and the related letter of transmittal (as amended or supplemented from time to time), which are filed as exhibits to the Schedule TO.
     Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged.

Item 9.	Exhibits
     Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(10)	Packeteer Employee Question and Answer dated May 5, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PACKETEER, INC.
	By:	/s/ Dave Côté
Dave Côté
May 5, 2008		President and Chief Executive Officer Date:

EXHIBIT INDEX

Exhibit No.	Description
(a)(10)	Packeteer Employee Question and Answer dated May 5, 2008.